UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June 2020

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC
(Translation of registrant’s name into English)

66 Seymour Street, Second Floor
London, W1H 5BT
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

International Game Technology PLC Announces Offering of Senior Secured Notes Denominated in US Dollars
and Capped Tender Offer for its 6.250% Senior Secured Notes Due 2022

International Game Technology PLC (NYSE:IGT) (“IGT” or the “Company”) today announced that it intends to proceed with a benchmark offering of senior secured notes denominated in U.S. Dollars (the “Notes”), subject to customary market and closing conditions (the “Offering”). Application has been made for the Notes to be listed on the Official List of Euronext Dublin and admitted to trading on the Global Exchange Market of Euronext Dublin.

IGT intends to use the proceeds from the Offering to fund an offer to purchase for cash of up to an aggregate $300,000,000 principal amount (subject to increase or decrease at the discretion of IGT) of its $1,500,000,000 6.250% Senior Secured Notes due 2022 (the “Tender Offer”), to repay utilizations and pay related accrued interest under IGT’s revolving credit facilities, to pay certain debt issuance costs incurred in connection with the Offering and certain fees and expenses incurred in connection with the Tender Offer, to increase cash on hand or any combination of the foregoing.

The following exhibits are furnished herewith:

Exhibit Number	Description

99.1	News Release “International Game Technology PLC Announces Plans to Issue Senior Secured Notes Denominated in US Dollars,” dated June 8, 2020
99.2	News Release “International Game Technology PLC Announces Capped Tender Offer With Respect to its 6.250% Senior Secured Notes Due 2022,” dated June 8, 2020

EXHIBIT INDEX

Exhibit Number	Description

99.1	News Release “International Game Technology PLC Announces Plans to Issue Senior Secured Notes Denominated in US Dollars,” dated June 8, 2020
99.2	News Release “International Game Technology PLC Announces Capped Tender Offer With Respect to its 6.250% Senior Secured Notes Due 2022,” dated June 8, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 8, 2020	INTERNATIONAL GAME TECHNOLOGY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Company Secretary

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